EXHIBIT 99.6

Chunghwa Telecom to participate in 19th Annual Asian Investment Conference held by Credit Suisse

Date of events: 2016/03/30

Contents:

1.	Date of the investor conference:2016/04/06~2018/04/07

2.	Time of the investor conference: 8:30AM

3.	Location of the investor conference: Hong Kong

4.	Brief information disclosed in the investor conference: The conference will be held by Credit Suisse

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: None